September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Aptera Motors Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-289898

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM ET on Tuesday, September 30, 2025, or as soon thereafter as is practicable.

Very truly yours,

APTERA MOTORS CORP.

By:	/s/ Chris Anthony
Name:	Chris Anthony
Title:	Chief Executive Officer